PRESS RELEASE

Sanofi completes the acquisition of Protein Sciences

- An innovative quadrivalent influenza vaccine

will complement Sanofi Pasteur vaccine portfolio -

Paris, France - August 28, 2017 - Sanofi announced today that it has completed the acquisition of Protein Sciences, a vaccines biotechnology company based in Meriden, Connecticut in the United States. This completion follows Federal Trade Commission approval, having met all the conditions required for the closing of the transaction.

Through the acquisition, Sanofi Pasteur, the vaccines global business unit of Sanofi, adds a promising product to its influenza vaccine portfolio: Flublok® (Influenza Vaccine), the only recombinant protein-based influenza vaccine approved by the US Food and Drug Administration (FDA). In October 2016, Protein Sciences received approval from the FDA for the quadrivalent version of Flublok vaccine (Flublok Quadrivalent vaccine), indicated for adults 18 years and older.

“We are thrilled to welcome the talented employees and assets of Protein Sciences within Sanofi Pasteur,” said David Loew, Sanofi Executive Vice President and head of Sanofi Pasteur. “The addition of Flublok Quadrivalent vaccine represents a very attractive opportunity to complement our influenza vaccines portfolio.”

The acquisition of Protein Sciences fits with Sanofi Pasteur’s strategic initiative to explore non-egg-based influenza vaccine manufacturing technologies. “This acquisition is consistent with our strategic ambition of expanding our presence in the respiratory vaccine market, and builds on the recently announced collaboration on an investigational respiratory syncytial virus (RSV) monoclonal antibody,” added David Loew.

An Innovative Quadrivalent Influenza Vaccine

Protein Sciences has developed the baculovirus expression system technology (B.E.S.T.) platform for the production of recombinant proteins. On this basis, they have developed and commercialized Flublok Quadrivalent vaccine, a recombinant influenza vaccine indicated for active immunization of adults 18 years of age and older against seasonal influenza.

“Older adults are at high risk of severe influenza and its complications, so it is exciting to see that in a recent clinical study in adults 50 years of age and older, individuals who received Flublok Quadrivalent vaccine were significantly less likely to get influenza than those who received a quadrivalent inactivated influenza vaccine. Specifically, Flublok Quadrivalent vaccine, relative to the comparator, reduced the incidence of lab-confirmed influenza by 30% in this age group,” said David Loew.

Important Safety Information for Flublok Quadrivalent Vaccine as per US locally approved labelling

Flublok Quadrivalent vaccine is approved for people 18 and older to prevent influenza disease. The most common side effects from Flublok Quadrivalent vaccine are pain and tenderness at the site of injection. Headache, fatigue or muscle ache may occur. Tell the doctor if you have ever

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experienced Guillain-Barré syndrome (severe muscle weakness) or have had a severe allergic reaction to any component of Flublok vaccine. Vaccination with Flublok Quadrivalent Vaccine may not protect all individuals.

Please click here for the full US Prescribing Information.

About Protein Sciences

Protein Sciences is a privately held biotech company established in 1983 and headquartered in Meriden, Connecticut, USA. Protein Sciences’ mission is to save lives and improve health through the creation of innovative vaccines and biopharmaceuticals. Under the terms of the agreement, Sanofi will make an upfront payment of $650 million and pay up to $100 million upon achievement of certain milestones. In July, the acquisition was unanimously approved by the board of directors of Protein Sciences and a majority of Protein Sciences shareholders.

About Sanofi Pasteur

Sanofi Pasteur is the world’s largest manufacturer of influenza vaccines. In 2016, Sanofi Pasteur confirmed its leadership by completing a production of 200 million doses of seasonal influenza vaccine, i.e. approximately 40% of influenza vaccines distributed worldwide. Sanofi Pasteur produces vaccines against seasonal influenza on its four sites: Swiftwater (Pennsylvania, United States), Val-de-Reuil (France), Ocoyoacac (Mexico City, Mexico) and Shenzhen (China).

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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